UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

LyondellBasell Industries N.V.

(Name of Issuer)

Class A ordinary shares, par value €0.04 per share

(Title of Class of Securities)

N53745100

(CUSIP Number)

Alejandro Moreno

c/o Access Industries, Inc

730 Fifth Avenue, 20th Floor

New York, New York 10019

(212) 247-6400

with copies to:

Matthew E. Kaplan

Debevoise & Plimpton LLP

919 Third Avenue

New York, New York 10022

(212) 909-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 15, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

CUSIP No. N53745100

1	NAME OF REPORTING PERSON. AI International Chemicals S.À.R.L.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 79,961,051 shares
	8	SHARED VOTING POWER 505,342 shares
	9	SOLE DISPOSITIVE POWER 79,961,051 shares
	10	SHARED DISPOSITIVE POWER 505,342 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 80,466,393 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 13.93%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO (Limited Liability Company)

(1)	All percentages are based on an aggregate of 577,441,527 ordinary shares issued and outstanding, as reported in the Issuer’s quarterly report filed on Form 10-Q for the quarter ended September 30, 2011.

CUSIP No. N53745100

1	NAME OF REPORTING PERSON. Len Blavatnik
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 80,466,393 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 80,466,393 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 80,466,393 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 13.93%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	All percentages are based on an aggregate of 577,441,527 ordinary shares issued and outstanding, as reported in the Issuer’s quarterly report filed on Form 10-Q for the quarter ended September 30, 2011.

CUSIP No. N53745100

1	NAME OF REPORTING PERSON. AI Investments Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 80,466,393 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 80,466,393 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 80,466,393 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 13.93%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO (Limited Liability Company)

(1)	All percentages are based on an aggregate of 577,441,527 ordinary shares issued and outstanding, as reported in the Issuer’s quarterly report filed on Form 10-Q for the quarter ended September 30, 2011.

CUSIP No. N53745100

1	NAME OF REPORTING PERSON. AI SMS L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 80,466,393 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 80,466,393 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 80,466,393 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 13.93%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)	All percentages are based on an aggregate of 577,441,527 ordinary shares issued and outstanding, as reported in the Issuer’s quarterly report filed on Form 10-Q for the quarter ended September 30, 2011.

CUSIP No. N53745100

1	NAME OF REPORTING PERSON. AI SMS GP Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 80,466,393 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 80,466,393 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 80,466,393 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 13.93%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO (Limited Liability Company)

(1)	All percentages are based on an aggregate of 577,441,527 ordinary shares issued and outstanding, as reported in the Issuer’s quarterly report filed on Form 10-Q for the quarter ended September 30, 2011.

CUSIP No. N53745100

1	NAME OF REPORTING PERSON. Access Industries, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 80,466,393 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 80,466,393 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 80,466,393 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 13.93%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO (Limited Liability Company)

(1)	All percentages are based on an aggregate of 577,441,527 ordinary shares issued and outstanding, as reported in the Issuer’s quarterly report filed on Form 10-Q for the quarter ended September 30, 2011.

CUSIP No. N53745100

1	NAME OF REPORTING PERSON. Access Industries Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 80,466,393 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 80,466,393 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 80,466,393 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 13.93%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO (Limited Liability Company)

(1)	All percentages are based on an aggregate of 577,441,527 ordinary shares issued and outstanding, as reported in the Issuer’s quarterly report filed on Form 10-Q for the quarter ended September 30, 2011.

CUSIP No. N53745100

1	NAME OF REPORTING PERSON. Altep 2010 L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 297,080 shares
	8	SHARED VOTING POWER 80,169,313 shares
	9	SOLE DISPOSITIVE POWER 297,080 shares
	10	SHARED DISPOSITIVE POWER 80,169,313 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 80,466,393 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 13.93%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)	All percentages are based on an aggregate of 577,441,527 ordinary shares issued and outstanding, as reported in the Issuer’s quarterly report filed on Form 10-Q for the quarter ended September 30, 2011.

CUSIP No. N53745100

1	NAME OF REPORTING PERSON. Altep 2011 L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 208,262 shares
	8	SHARED VOTING POWER 80,258,131 shares
	9	SOLE DISPOSITIVE POWER 208,262 shares
	10	SHARED DISPOSITIVE POWER 80,258,131 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 80,466,393 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 13.93%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)	All percentages are based on an aggregate of 577,441,527 ordinary shares issued and outstanding, as reported in the Issuer’s quarterly report filed on Form 10-Q for the quarter ended September 30, 2011.

CUSIP No. N53745100

1	NAME OF REPORTING PERSON. Access Industries, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 505,342 shares
	8	SHARED VOTING POWER 79,961,051 shares
	9	SOLE DISPOSITIVE POWER 505,342 shares
	10	SHARED DISPOSITIVE POWER 79,961,051 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 80,466,393 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 13.93%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)	All percentages are based on an aggregate of 577,441,527 ordinary shares issued and outstanding, as reported in the Issuer’s quarterly report filed on Form 10-Q for the quarter ended September 30, 2011.

Amendment No. 2 to Schedule 13D

This amendment to Schedule 13D is being filed by AI International Chemicals S.À.R.L. (“AIIC”), Len Blavatnik, AI Investments Holdings LLC, AI SMS L.P., AI SMS GP Limited, Access Industries, LLC, Access Industries Management, LLC, Altep 2010 L.P. (“Altep 2010”), Altep 2011 L.P. (“Altep 2011”), and Access Industries, Inc. (collectively, the “Reporting Persons”, and each, a “Reporting Person”) to report the sale by AIIC and Altep 2010 of 9,940,043 and 36,930 Class A ordinary shares, par value €0.04 per share (the “ordinary shares”), respectively.

The Schedule 13D (the “Schedule”) filed with the Securities and Exchange Commission on January 10, 2011, as amended and supplemented by Amendment No. 1, filed February 23, 2011, is hereby amended and supplemented by the Reporting Persons as set forth below in this Amendment No. 2. This amendment is filed by the Reporting Persons in accordance with Rule 13d-2 of the Securities Exchange Act of 1934, as amended, and refers only to information that has materially changed since the filing of the Schedule 13D. The items identified below, or the particular paragraphs of such items which are identified below, are amended as set forth below. Unless otherwise indicated, all capitalized terms used and not defined herein have the respective meanings assigned to them in the Schedule.

Item 2	Identity and Background

The disclosure in Item 2 with respect to the identity and background of AI Chemical Holdings LLC is hereby amended and restated as follows to reflect that AI Chemical Holdings LLC renamed itself to AI Investments Holdings LLC.

Name	Address of Business/Principal Office	Principal Business/Occupation	Jurisdiction of Organization/ Citizenship

AI Investments Holdings LLC	c/o Access Industries, Inc. 730 Fifth Avenue New York, NY 10019	Holding strategic investments in a variety of industries worldwide	Delaware

The agreement among the Reporting Persons relating to the joint filing of this Schedule 13D is filed as Exhibit 99.1.2 hereto.

Item 5	Interest in Securities of the Issuer

The disclosure in Items 5(a) and 5(b) is hereby amended and restated in its entirety to read as follows:

(a) and (b) The responses of each of the Reporting Persons with respect to Rows 11, 12, and 13 of the cover pages of this Schedule 13D that relate to the aggregate number and percentage of ordinary shares (including but not limited to footnotes to such information) are incorporated herein by reference.

The responses of each of the Reporting Persons with respect to Rows 7, 8, 9, and 10 of the cover pages of this Schedule 13D that relate to the number of ordinary shares as to which each of the persons or entities referenced in Item 2 above has sole or shared power to vote or to direct the vote of and sole or shared power to dispose of or to direct the disposition of (including but not limited to footnotes to such information) are incorporated herein by reference.

AIIC holds 79,961,051 ordinary shares directly. Each of AI Investments Holdings LLC, AI SMS L.P., AI SMS GP Limited, Access Industries, LLC, Access Industries Management, LLC, and Len Blavatnik may be deemed to beneficially own the 79,961,051 ordinary shares held directly by AIIC. AI Investments Holdings LLC controls AIIC and, as a result, may be deemed to share voting and investment power over the ordinary shares beneficially owned by AIIC. AI SMS L.P. is the sole member of AI Investments Holdings LLC and, as a result, may be deemed to share voting and investment power over the ordinary shares beneficially owned by AIIC and AI Investments Holdings LLC. AI SMS GP Limited is the general partner of AI SMS L.P. and, as such, may be deemed to share voting and investment power over the ordinary shares deemed beneficially owned by AIIC, AI Investments Holdings LLC, and AI SMS L.P. Access Industries, LLC controls AI SMS GP Limited and, as a result, may be deemed to share voting and investment power over the ordinary shares beneficially owned by AIIC, AI Investments Holdings LLC, AI SMS L.P., and AI SMS GP Limited. Access Industries Management, LLC controls Access Industries, LLC and, as a result, may be deemed to share voting and investment power over the shares beneficially owned by AIIC, AI Investments Holdings LLC, AI SMS L.P., AI SMS GP Limited, and Access Industries, LLC. Mr. Blavatnik controls Access Industries Management, LLC and, as a result, may be deemed to share voting and investment power over the ordinary shares beneficially owned by AIIC, AI Investments Holdings LLC, AI SMS L.P., AI SMS GP Limited, Access Industries, LLC, and Access Industries Management, LLC. Because of their relationships with the other Reporting Persons, Altep 2010 L.P., Altep 2011 L.P., and Access Industries, Inc. may be deemed to share investment and voting power over the ordinary shares beneficially owned by AIIC, AI Investments Holdings LLC, AI SMS L.P., AI SMS GP Limited, Access Industries, LLC, Access Industries Management, LLC, and Mr. Blavatnik. Each of AI Investments Holdings LLC, AI SMS L.P., AI SMS GP Limited, Access Industries, LLC, Access Industries Management, LLC, Altep 2010, Altep 2011, Access Industries, Inc., and Len Blavatnik, and each of their affiliated entities and the officers, partners, members, and managers thereof, other than AIIC, disclaims beneficial ownership of the shares held by AIIC.

Altep 2010 holds 297,080 ordinary shares directly. Each of Access Industries, Inc. and Len Blavatnik may be deemed to beneficially own the 297,080 ordinary shares held directly by Altep 2010. Access Industries, Inc. is the general partner of Altep 2010 and, as a result, may be deemed to have voting and investment control over the shares owned directly by Altep 2010. Mr. Blavatnik controls Access Industries, Inc. and, as a result, may be deemed to share voting and investment power over the 297,080 ordinary shares held by Altep 2010. Because of their relationships with the other Reporting Persons, each of AIIC, AI Investments Holdings LLC, AI SMS L.P., AI SMS GP Limited, Access Industries, LLC, Access Industries Management, LLC, and Altep 2011 may be deemed to share investment and voting power over the ordinary shares beneficially owned by Altep 2010, Access Industries, Inc., and Mr. Blavatnik. Each of AIIC, AI Investments Holdings LLC, AI SMS L.P., AI SMS GP Limited, Access Industries, LLC, Access Industries Management, LLC, Access Industries, Inc., and Mr. Blavatnik, and each of their affiliated entities and the officers, partners, members, and managers thereof, other than Altep 2010, disclaims beneficial ownership of the shares held by Altep 2010.

Altep 2011 holds 208,262 ordinary shares directly. Each of Access Industries, Inc. and Len Blavatnik may be deemed to beneficially own the 208,262 ordinary shares held directly by Altep 2011. Access Industries, Inc. is the general partner of Altep 2011 and, as a result, may be deemed to have voting and investment control over the shares owned directly by Altep 2011. Mr. Blavatnik controls Access Industries, Inc. and, as a result, may be deemed to share voting and investment power over the 208,262 ordinary shares held by Altep 2011. Because of their relationships with the other Reporting Persons, each of AIIC, AI Investments Holdings LLC, AI SMS L.P., AI SMS GP Limited, Access Industries, LLC, Access Industries Management, LLC, and Altep 2010 may be deemed to share investment and voting power over the ordinary shares beneficially owned by Altep 2011, Access Industries, Inc., and Mr. Blavatnik. Each of AIIC, AI Investments

Holdings LLC, AI SMS L.P., AI SMS GP Limited, Access Industries, LLC, Access Industries Management, LLC, Access Industries, Inc., and Mr. Blavatnik, and each of their affiliated entities and the officers, partners, members, and managers thereof, other than Altep 2011, disclaims beneficial ownership of the shares held by Altep 2011.

The disclosure in Item 5(c) is hereby supplemented by adding the following at the end thereof:

(c) The following transactions in the Issuer’s securities have been effected by Reporting Persons within the 60 days prior to this filing:

On February 14, 2012, AIIC sold 1,127,812 ordinary shares at a weighted average price of $45.16 per share pursuant to a sale effected under Rule 144 promulgated under the Securities Act of 1933, as amended (“Rule 144”). The actual number of shares at each sale price is listed in Appendix A to this filing.

On February 14, 2012, Altep 2010 sold 4,188 ordinary shares at a weighted average price of $45.16 pursuant to a sale effected under Rule 144. The actual number of shares at each sale price is listed in Appendix A to this filing.

On February 15, 2012, AIIC sold 8,812,231 ordinary shares for $43.86 per share pursuant to a sale effected under Rule 144.

On February 15, 2012, Altep 2010 sold 32,742 ordinary shares for $43.86 per share pursuant to a sale effected under Rule 144.

Item 7	Materials to Be Filed as Exhibits

The disclosure in Item 7 is hereby supplemented by adding the following in appropriate numerical order:

Exhibit 99.1.2      Joint Filing Agreement, dated as of February 15, 2012.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 15, 2012

AI INTERNATIONAL CHEMICALS S.À.R.L.

By:	/s/ ALEJANDRO MORENO
	Name:	Alejandro Moreno
	Title:	Class A Manager

LEN BLAVATNIK

By:	/s/ ALEJANDRO MORENO
	Name:	Alejandro Moreno
	Title:	Attorney-in-Fact

AI INVESTMENTS HOLDINGS LLC

By:	Access Industries Management, LLC, its manager

By:	/s/ ALEJANDRO MORENO
	Name:	Alejandro Moreno
	Title:	Senior Vice President

AI SMS L.P.

By:	AI SMS GP Limited, its general partner
By:	Belvaux Management Limited, its director

By:	/s/ RONAN J.E. KUCZAJ
	Name:	Ronan J.E. Kuczaj
	Title:	Director

AI SMS GP LIMITED

By:	Belvaux Management Limited, its director

By:	/s/ RONAN J.E. KUCZAJ
	Name:	Ronan J.E. Kuczaj
	Title:	Director

ACCESS INDUSTRIES, LLC

By:	Access Industries Management, LLC, its manager

By:	/s/ ALEJANDRO MORENO
	Name:	Alejandro Moreno
	Title:	Senior Vice President

ACCESS INDUSTRIES MANAGEMENT, LLC

By:	/s/ ALEJANDRO MORENO
	Name:	Alejandro Moreno
	Title:	Senior Vice President

ALTEP 2010 L.P.

By:	Access Industries, Inc., its general partner

By:	/s/ ALEJANDRO MORENO
	Name:	Alejandro Moreno
	Title:	Senior Vice President

ALTEP 2011 L.P.

By:	Access Industries, Inc., its general partner

By:	/s/ ALEJANDRO MORENO
	Name:	Alejandro Moreno
	Title:	Senior Vice President

ACCESS INDUSTRIES, INC.

By:	/s/ ALEJANDRO MORENO
	Name:	Alejandro Moreno
	Title:	Senior Vice President

Appendix A

Appendix A

The following table indicates the shares sold at each price. For each sale, 99.63% of such sale was for the account of AIIC and 0.37% of such sale was for the account of Altep 2010.

Number of Shares Sold	Sale Price
189,900	44.5000
200	44.5001
100	44.5002
100	44.5003
100	44.5005
100	44.5006
100	44.5010
200	44.5011
100	44.5012
100	44.5014
200	44.5017
200	44.5018
30,567	44.5050
23,183	44.5100
200	44.5103
100	44.5104
100	44.5107
4,000	44.5125
12,400	44.5150
23,750	44.5200
100	44.5202
2,300	44.5250
9,600	44.5300
100	44.5301
100	44.5320
100	44.5350
20,200	44.5400
4,143	44.5500
4,791	44.5650
2,300	44.5800
100	44.5818
4,400	44.5850
300	44.5900
100	44.5918
10,800	44.5950
32,500	44.6000
100	44.6009
400	44.6026
100	44.6036
17,900	44.6050
8,000	44.6100
400	44.6101
2,900	44.6150
8,300	45.0000

Appendix A

Number of Shares Sold	Sale Price
1,300	45.0050
17,972	45.0500
100	45.0504
100	45.0505
100	45.0600
300	45.0700
1,000	45.0800
100	45.0802
100	45.0804
1,900	45.0900
200	45.0950
5,700	45.1000
700	45.1200
100	45.1202
200	45.1250
4,834	45.2000
100	45.2050
2,000	45.2500
200	45.2600
100	45.2618
300	45.2650
24,501	45.4000
1,200	45.4050
399	45.4100
200	45.4150
100	45.4350
200	45.4400
600	45.4450
600	45.4500
344,569	45.5000
100	45.5001
100	45.5002
100	45.5003
100	45.5004
200	45.5005
300	45.5006
100	45.5010
200	45.5013
100	45.5014
100	45.5017
200	45.5019
100	45.5032
200	45.5036
1,600	45.5050
12,198	45.5100
100	45.5102
100	45.5104
100	45.5106
300	45.5107

Appendix A

Number of Shares Sold	Sale Price
100	45.5109
100	45.5110
100	45.5136
2,400	45.5150
9,757	45.5200
100	45.5204
100	45.5205
200	45.5206
200	45.5207
100	45.5209
100	45.5211
200	45.5230
15,785	45.5250
5,747	45.5300
100	45.5302
200	45.5310
200	45.5313
2,300	45.5350
5,298	45.5400
100	45.5401
200	45.5403
100	45.5405
100	45.5407
100	45.5410
100	45.5412
100	45.5414
100	45.5415
100	45.5425
200	45.5427
400	45.5450
36,301	45.5500
800	45.5550
3,900	45.5600
2,500	45.5650
3,302	45.5700
100	45.5711
1,900	45.5800
12,700	45.5900
100	45.5901
100	45.5911
100	45.5919
100	45.5929
5,700	45.5950
11,281	45.6000
1,400	45.6050
1,922	45.6100
200	45.6150
600	45.6200
1,201	45.6250

Appendix A

Number of Shares Sold	Sale Price
5,000	45.6300
700	45.6350
6,500	45.6400
56,800	45.6441
500	45.6450
5,627	45.6500
19,500	45.6503
700	45.6550
1,900	45.6600
600	45.6650
4,232	45.6700
8,600	45.6750
15,300	45.6800
1,100	45.6850
800	45.6900
16,900	45.7000
3,300	45.7050
4,100	45.7100
100	45.7136
1,600	45.7150
3,100	45.7200
100	45.7210
140	45.7250
1,400	45.7300
200	45.7350
1,000	45.7400
400	45.7450
300	45.8000
200	45.8100
100	45.8200
100	45.8300
100	45.8400
300	45.8600
1,132,000